TABLE OF CONTENTS



Financial Highlights                                           1

Corporate Profile                                              1

Letter to Shareholders                                         2

Selected Financial Data                                        4

Management's Discussion and
Analysis of Results of Operations and Financial Condition      5

Audited Financial Statements
Appendix A

Investor Information
Appendix B









FINANCIAL HIGHLIGHTS

Percent
Years Ended June 30,                   2000           1999
Change

Total revenue                          $13,392,862    $12,409,032
7.9%
Net income                             $273,975       $488,157
(43.9%)
Basic earnings per share               .20            .36
(44.4%)
Earnings per share assuming dilution   .16            .29
(44.8%)
Working capital                        $2,104,481     $1,902,951
10.6%
Stockholders' equity                   $2,046,103     $1,771,253
15.5%
Closing market price per common share  $2.00          $3.15
(36.5%)
(Average of bid and ask)
Return on equity                       14.35%         32.89%
(56.4%)
Return on assets                       1.86%          5.93%
(68.6%)



CORPORATE PROFILE

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 net acres with 137,000 burial plots, of which 35,283 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 149 niches and 342 crypts remain in inventory. The Company also holds deeds to 188 unsold crypts located in Forest Home Cemetery in Forest Park, Illinois. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 24 to 32 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.

On June 29, 1998, the Company, through Stinar HG Inc., a Minnesota corporation and wholly-owned subsidiary of the Company, purchased substantially all the assets (including the right to use the name of the seller) and assumed substantially all of the liabilities of Stinar Corporation, a Minnesota corporation ("Seller"). Until the sale of the assets to Stinar HG, Inc., the Seller had been engaged in the manufacture and sale of ground support equipment for use by commercial airports and airlines and by military airbases.

Principal products of Stinar include truck-mounted stairways for use on aircraft, fuel and water trucks, food service and catering vehicles, vehicles used in transporting and loading luggage and cargo, sanitary services vehicles and other custom-built ground support vehicles used by airports, commercial airlines and the military. Stinar also provides limited service and repairs on vehicles it sells.





[Letterhead of Oakridge Holdings, Inc.]






To Our Shareholders,


By most measures, fiscal year 2000 was a year in which your company made solid progress. Even as we met the challenges of growing competition, employment shortages, and economic turmoil in the Far East, we generated a good cash flow, extended our strategic partnerships in new and innovative ways, aggressively managed costs and made great strides toward achieving our goal of becoming a unified customer-driven company. At year end, we were well positioned to take a new strategic step to further improve your company in the future.

As the information included in this report demonstrates, we have come a long way from the difficult years of the early-1990's. Our turnaround is succeeding. We are committed to becoming the clear industry leader by providing our customers with services and products of exceptional quality.

Fiscal year 2000 was not without disappointments; the company reported net income of $273,975, or $.16 per diluted share, on revenue of $13,392,862, versus 1999 net income of $488,157 or
$.29 per share, on revenues of $12,409,032.   As anticipated,
operating profit from Cemetery operations declined 11% from 1999 due to a decrease in at-need cases caused by road construction. Stinar operations declined from a small profit in 1999 to a small loss in fiscal year 2000, due to costs associated with research and development, start up costs associated with a new line of equipment, and interest expense. Nevertheless, 2000 was not without achievements. The Cemetery operations continues to be strong and will return to normal once road construction is completed, and Stinar operations has made significant progress toward quality of equipment and elimination of unprofitable product lines. Still we do not intend to shrink our way to success, but to concentrate on the profitable product lines.

We began fiscal year 2001 by establishing some exceptionally ambitious quality challenges that we fully intend to meet. The only way we can achieve them is through a fundamentally different approach to doing business based on quality excellence; through education and training in the principles of quality management, through rigorous process discipline, and through performance-based compensation linked directly to our company-wide goals. We have set out to accomplish four goals in 2001:

  -Our goal is keep voluntary employee turnover to the minimum in 2001. We estimate that voluntary turnover is costing our company at least $200,000 each year in terms of recruitment, training and inefficient operations. Increased retention will have a significant impact on the quality of our work and our success at managing expenses.

  -Our goal is to survey our customers in 2001 to determine their level of satisfaction with our services. Once we have this information we will set benchmarks and measures to set specific numerical goals for improvements. The bottom line:
  Satisfactory will not be acceptable. We intend to become the benchmark for quality in both the cemetery and Stinar operations.

  -Our passion is to provide every customer with services and products of uncompromising quality - error free, on time, every time. We will do that by dedicating ourselves to the relentless pursuit of excellence in the services and products we provide.

  -Our goal is to improve operating profit in year 2001. This means we must continue to remove costs while restoring profitable growth to the top line.

These four goals are interrelated. We must achieve the first three: increased employee satisfaction, greater customer satisfaction, and dramatically improved quality, to enable us to meet the financial goal.

In short, 2001 promises a year full of challenges for your company, but one in which we have the opportunity to move far beyond the solid record of accomplishments we have established during the last eight years. We are convinced that our attention is focused on the right goals: providing quality serviced for our customers, an exceptional working environment for our dedicated employees, and a strong return on our shareholders' investment.

While fiscal year 2000 was an average year for net income, the foundation has been built for year 2001. As I have said in the past, it is extremely important for us to remember, "Success is a never-ending journey, taken one step at a time, and last year we took a small step in the right direction. We thank you, the shareholders, for taking the journey with us, and we look forward to converting our goals into additional value for you the shareholder.




Robert C. Harvey
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

                     6/30/00      6/30/99      6/30/98      6/30/97     6/30/96
6/30/95     6/30/94      6/30/93
Total assets         $14,754,933  $8,232,020   $9,509,303   $2,682,918
$2,613,437  $3,125,595  $2,350,132   $1,515,185

Long-term
Obligations          $3,406,838   $3,044,075   $3,123,833   $689,528    $989,065
$1,315,485  $301,103     $441,987

Total revenue        $13,392,862  $12,409,032  $2,550,709   $2,344,988
$2,378,109  $2,349,345  $2,103,021   $2,243,461

Income (loss) from
continuing operations
before income taxes and
effect of change in
accounting principle $413,975     $670,157     $181,926     $297,432    $244,495
$295,149    $171,402     ($15,804)

Net income (loss)    $273,975     $488,157     $129,926     $214,432    $174,495
$190,512    $678,588     ($15,804)

Basic net income (loss)
per common share     $.20         $.36         $.10         $.16        $.13
$.09        $.35         $.17

Basic net income (loss)
per common share
assuming dilution    $.16         $.29         $.09         $.16        $.12
$.09        $.35         ($.01)

Cash dividends
declared per share
of common stock      $ -          $ -          $ -          $ -         $ -
$ -         $ -          $ -

Return on equity     15%          33%          12%          24%         19%
18%         14%          (4%)

Book value per share $1.47        $1.28        $.92         $.77        $.60
$.65        $.58         $.17

Closing stock price  $1.97        $3.15        $2.25        $.64        $.98
$.43        $.50         $.09










                   1993        1994         1995        1996        1997
1998        1999        2000
Market Price       $0.09       $0.50        $0.43       $0.98       $0.64
$2.25       $3.15       $2.00
Net Income         $15,804     $101,996     $190,512    $174,495    $214,432
$129,926    $488,157    $173,975
Basic Earnings     $0.01       $0.35        $0.09       $0.12       $0.16
$0.10       $0.36       $0.20
Diluted Earnings   $0.01       $0.35        $0.09       $0.12       $0.16
$0.09       $0.29       $0.16
Total Revenue      $2,243,461  $2,321,677   $2,584,565  $2,614,973  $2,585,443
$2,767,214  $12,409,032 $13,392,862
Income             $15,804     $263,277     $416,459    $446,940    $384,014
$506,038    $877,085    $770,863
Debt To Equity     2.96%       1.21%        1.96%       2.31%       1.67%
6.93%       3.65%       6.21%
Equity             $382,463    $1,061,051   $1,052,710  $789,155    $1,033,587
$1,198,513  $1,771,253  $2,046,103
Book Value         $0.17       $0.58        $0.65       $0.6        $0.76
$0.92       $1.28       $1.47
Return On Equity   0.04%       14%          18%         19%         24%
12%         33%         14%

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net Income and Earnings Per Share

Net Income for 2000 was $273,975, a decrease of 44% compared with $488,157 for 1999. Net Income for the last eight years has continued to alternate from a high of $488,157 in 1999 to a low of a loss of $15,804 in 1993. Fiscal year 1994 was an exception with a net income of $678,588 due to a cumulative effect of a change in accounting principle.

Basic earnings per share for 2000 was $.20, a decrease of 44% compared with $.36 per share for 1999. Basic earnings per share since 1993 have returned an average of $.17, with fiscal year year 1993, 1994, 1995, 1996, 1997 and 1998 being ($.01), $.35,
$.09, $.12, $.16, and $.10 respectively.

Diluted earnings per share was $.16, a decrease of 45% compared with $.29 per share in 1999. Diluted earnings per share since 1993 have returned an average of $.16, with fiscal years 1993, 1994, 1995, 1996, 1997 and 1998 being ($.01), $.35, $.09, $.12,
$.16 and $.09 respectively.


Revenue

Revenue for 2000 was $13,392,862, an increase of $983,830 or 8% compared to revenue of $12,409,032 in 1999. This increase is attributable to Stinar HG, Inc. ("Stinar").

Cemetery Operations

In fiscal year 2000, cemetery revenue increased $69,414 or 2.5% over fiscal year 1999. The company did experience a $107,264 increase, or 27.6%, in cemetery space revenue due to a one-time sale to a non-profit organization. The increase was offset by decreases in sales foundations (7%), interment fees (6%), vault sealing fees (42%), mausoleum sales (13%), and cremation fees (17%). These decreases are attributable to a decrease in at-need cases of approximately 10%. Trust and interest income increased $23,241 or 12%, due to timing of receipts.

Stinar Operations

In fiscal year 2000, revenue increased $914,416, or 9.5%, over fiscal year 1999. The increase is due to the final year of a three-year contract with the United States Air Force to manufacture loading stairs. During fiscal year 1999, no funds were appropriated for this contract; therefore, during fiscal year 2000 and 2001, the contract will complete the second and third year of the contract.

The sales allocation in fiscal year 2000 to commercial and international airlines increased 6% over fiscal year 1999. Commercial airlines increased to 51% and international airlines to 26% of total sales allocation. Sales to the United States government entities decreased to 23%, or 12%, when compared with 35% in 1999.
Holding Company other income increased $50,840, or 88% over fiscal year 1999. Other income consisted primarily of partial settlements with prior board members.


Cost Of Sales And Products Sold

Cemetery Operations

Cemetery operations expenses in fiscal year 2000 increased $75,034 or 5%, but cost of goods sold in relations to sales increased 1.6% over fiscal year 1999. The increase was due to higher labor costs, increased medical and dental insurance benefits for the employees, higher utilities expense and increased costs of fuel.

Stinar Operations

Stinar operations expenses in fiscal year 2000 increased
$968,537, or 10%, but cost of goods sold in relation to sales only increased 1.5% over fiscal year 1999. The greatest increase was due to higher labor costs, medical and dental benefits and utilities expense.

Holding Operations

Holding company operating expenses in fiscal year 2000 decreased
$35,723 or 15% in comparison to the prior fiscal year 1999. The primary decrease was due to lower officer's wages and reduction of shareholders meeting expenses.


Gross  Profit

Cemetery Operations

Cemetery operation's gross profit decreased from 50.8% in fiscal year 1999 to 50.2% or .6% in fiscal year 2000. The decrease was due to revenue mix, and increased cost of fuel, utilities, and labor.

Stinar Operations

Stinar operation's gross profit increased from 8.9% in fiscal year 1999 to 9%, a change of .1% in fiscal year 2000.


Selling Expenses

Cemetery Operations

Cemetery selling expenses decreased $15,434, or 7.2%, for the fiscal year 2000, compared to fiscal year 1999. The decrease was due to no sales commission earned on the non-profit sale of cemetery plots by the general manager.

Stinar Operations

Stinar selling expenses decreased $22,160, or 4.8%, for the fiscal year 2000, compared to fiscal year 1999, primarily due to less travel and trade show expenses.


General And Administrative Expenses

Cemetery Operations

Cemetery general and administrative expenses increased $23,863, or 5.2%, for the fiscal year 2000 compared to fiscal year 1999.
The increase is attributable to a new computer system and related consulting fees and cost of labor.

Stinar Operations

Stinar general and administrative expenses increased $106,327, or 38.7%, for the fiscal year 2000 compared to fiscal year 1999.
The increase was primarily due to one time consulting fees to train personnel, research and development of a new line of equipment and contributions to the 401-k plan.


Other Non-Operating Expenses

Stinar Operations

Stinar's other expenses which consist of interest expense increased $102,497, or 44%. This was due to a higher debt balance to finance a larger inventory caused by Ford Motor not delivering 20 trucks per month as requested, but delivering all 200 trucks at one time.

Holding Operations

Holding company interest expense in fiscal year 2000 increased
$7,045, or 4% in comparison to prior fiscal year 1999. The increase is due to increase in line of credit balance during last quarter to assist Stinar operation's cash flow.

Taxes On Income

The effective rate on income was approximately 34% in 2000 and 27% in 1999.


Financial Position

Liquidity and Capital Resources

The company relies on cash flow from continuing cemetery and Stinar operations to meet operating needs, debt and capital requirements. The cemetery businesses have provided sufficient cash during the past seven years to provide sufficient cash to support day-to-day operations, current debt service, capital expenditures, and provide cash to assist in the acquisition of
Stinar.   The company expects that cemetery operations and Stinar
will provide sufficient cash during the next five years to cover all debt payments and operation needs.

Stinar has secured a $2,800,000 line of credit to fund operations and capital expenditures. The line of credit is secured by assets of Stinar and matures October 1, 2001.

Cemetery has secured a line of credit for $400,000 to meet any uncertainties that could materially affect liquidity. This line of credit is secured by assets of cemetery and matures October 3, 2001.

There are no expected changes in the number of full time, part time, or seasonal employees by the cemetery operations. However, Stinar anticipates hiring an additional 20 full time employees for production.

The ratio of total debt to total stockholders equity was 6.21 to 1, 3.64 to 1, 6.93 to 1, 1.67 to 1, 2.31 to 1, 1.97 to 1, 1.21 to
1, and 2.96 to 1 at June 30, 2000, 1999, 1998, 1997, 1996, 1995,
1994, and 1993, respectively. The increase in the 2000 ratio was due the increase in inventory to produce the United States Air Force contract for the next two years. At June 30, 2000, $2,513,740 of long-term debt matures within one year, $2,195,003 is bank line of credit, which will be able to be refinanced.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company's growth rate. Management believes the Company's cash flow is sufficient to maintain its current operations and service its debt.


Capital Expenditures

Capital expenditures for the Company in 2000 amounted to $567,159, compared to $779,457 in 1999. During the past six years the Company's capital expenditures totaled $1,833,804. The Company's expenditures in fiscal year 2000 for cemetery operations were: dump truck, sewers and repaving of cemetery roads, office equipment and a new boiler in the mausoleum.
Stinar operations capital expenditures were: building improvements which consisted of garage doors and electrical work, various machinery and equipment, office equipment, and software and hardware computer equipment.

The cemetery and Stinar operations have a five-year plan for capital expenditures in the 1999 to 2003 period of approximately
$2,600,000.   The cemetery capital expenditures will be
approximately $600,000 for cemetery road improvements, increased inventory of niches and crypts in mausoleum and outdoors grounds equipment and computer software and hardware. Stinar operation's capital expenditures will be approximately $2,000,000 for improvements in the present manufacturing plant, computer software and hardware, office equipment, manufacturing equipment and another manufacturing facility to meet the anticipated revenue increase.

Net cash from operating activity in fiscal year 2000 resulted in the Company's ability to generate sufficient cash flow to finance its operations, fund capital expenditures, pay current debt service, and continue to solve its environmental matters.


ENVIRONMENTAL MATTERS

Cemetery Operations

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor.

During 2000 and 1999, the Company did not incur any expenses for environmental remediation and a total of approximately $228,000 had been spent in prior years in remediating conditions at the Cemetery operations. In fiscal year 1997 the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery Operations may not have been in full compliance with its guidelines. The Company responded to the Illinois EPA with a work plan that will require the expenditure of additional costs approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the Illinois EPA. Additional costs beyond the $28,500 accrued at June 30, 2000 may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has Illinois EPA approval. Accordingly, the Company has made no provision for reimbursements. The Company is not aware of any other environmental issues affecting the Cemetery operations.

Stinar Corporation

The assets purchased by Stinar from the Seller included a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land ("Stinar facility") located in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar facility. This phase I environmental assessment suggested the need for additional study of the Stinar facility. In addition, Phase I assessment suggested that certain structural improvements
be made to the Stinar facility.   Accordingly, two additional
Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not deemed responsible for contamination which occurred at the
Stinar Facility prior to the purchase of the assets Stinar.   The
structural improvements recommended by the Company's environmental consulting firm has been completed and the contaminated soil has been removed and is awaiting transfer from the property. Once the contaminated soil has been removed from the property the Company believes the MPCA will issue the no association letter.

The purchase agreement between the Seller, its shareholders and Stinar requires the Seller and its shareholders to indemnify Stinar for costs or expenses by Stinar related to environmental conditions at the Stinar facility, up to an amount believed by the Company and Stinar to exceed the reasonably anticipated potential liability associated with the Stinar facility. In addition, the Seller agreed to pay all costs associated with obtaining the no association letter from the MPCA and the Seller paid for the environmental consulting, remediating and structural improvements discussed in the preceding paragraph. The Company does not anticipate that the operations of Stinar and the ownership of the Assets will result in any material liability to the Company or Stinar under existing environmental laws, and Stinar has not included a material sum in its budget for matters related to environmental compliance.


Common Stock and Stockholder's Equity

Stockholders' equity was $2,046,103 at June 30, 2000, as compared with $1,771,253 at June 30, 1999. The increase of $274,850 represents $273,975 of net income and $875 of stock transactions. The book value of each share of common stock at June 30, 2000 was $1.47, compared to $1.28 at June 30, 1999.

In 2000, the return on average stockholders' equity was 14% as compared to 33% in 1999, 12% in 1998, 24% in 1997, 19% in 1996,
18% in 1995, 14% in 1994 and (.4%) in 1993.

The Company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 2000 common stockholders' of record numbered 1802, compared with 2,109 at the end of June 30, 1999.


Inflation

General inflation has not had a significant impact on the Company over the past eight years due to a strong cash flow from operations. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements, and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.


Outlook

The Company's prospects for the future are positive. The operations of the operating cemeteries remain strong and the Company expects vast improvement from Stinar operations in 2001.


Financial Condition

The Company's June 30, 2000 balance sheet continues to improve after seven consecutive years of net income.

The following key measurements are indicative of the improvements made in 2000 by the Company:




Stockholders'
             Cash and cash                  Stockholders'
Equity to Total
             Equivalents      Cash flow     Equity
Liabilities


1993         $76,161          $66,654       $382,463         1 to
2.96
1994         $391,373         $315,212      $1,061,051       1 to
1.21
1995         $192,691        ($198,682)     $1,052,710       1 to
1.97
1996         $264,691         $72,000       $789,155         1 to
2.31
1997         $382,287         $117,596      $1,003,587       1 to
1.67
1998         $823,458         $441,171      $1,198,513       1 to
6.93
1999         $950,907         $127,449      $1,771,253       1 to
3.65
2000         $902,201        ($48,706)      $2,046,103       1 to
6.21



Cash and cash equivalents were $902,201 at year-end 2000, a decrease of $48,706 from the year-end 1999 balance. Cash flow from operations continues to generate sufficient funds to meet working capital for operations and capital improvements.


Forward-Looking Statements

The statements in the Annual Report under the headings Liquidity and Capital Resources, Capital Expenditures, and Environmental Matters are forward-looking statements based on current expectations. These statements are subject to risks and uncertainties, including slower or faster customer acceptance of new management of Stinar HG, Inc., difficulties in financing and expanding capacity, changes in manufacturing efficiencies, and
other risks and uncertainties discussed above.   These factors
may cause the Company's actual results to differ materially from historically earnings and from the financial performance of the Company presently anticipated.








                             APPENDIX A

                     AUDITED FINANCIAL STATEMENTS




















            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED JUNE 30, 2000 AND 1999




                        TABLE OF CONTENTS

Page

Independent Auditors' Report                                 1


Consolidated Financial Statements:

Consolidated Balance Sheets                                  2

Consolidated Statements of Operations                        3

Consolidated Statements of Stockholders' Equity              4

Consolidated Statements of Cash Flows                        5

Notes to Consolidated Financial Statements                   6







{Letterhead of Independent Auditors}



To the Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.






Edina, Minnesota
September 8, 2000









            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS



                                                 June 30,
                                         ----------  ----------
                                               2000        1999
                                         ----------  ----------
ASSETS

Current assets:
Cash and cash equivalents                  $902,201    $950,907
Receivables:
Trade, less allowance for doubtful        3,206,367   1,578,822
 accounts of $24,000 in 2000 and $33,000
 in 1999
Trust income                                 19,750       9,425
Other                                        24,200     132,500
Inventories:
Production                                6,397,151   1,854,221
Cemetery and mausoleum space available      629,045     634,887
 for sale
Markers, urns and flowers                    21,259      20,367
Deferred income taxes                       146,000     102,000
Other current assets                         60,500      36,514
                                         ----------  ----------

Total current assets                     11,406,473   5,319,643
                                         ----------  ----------
Property and equipment                    4,793,397   4,387,570
Less accumulated depreciation            (1,637,750) (1,539,730)
                                         ----------  ----------
                                          3,155,647   2,847,840
                                         ----------  ----------

Other assets:
Investment in land                          140,000           -
Other                                        52,813      64,537
                                         ----------  ----------
                                            192,813      64,537
                                         ----------  ----------
                                        $14,754,933  $8,232,020
                                         ==========  ==========










                                                 June 30,
                                         ----------  ----------
                                               2000        1999
                                         ----------  ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                     $2,195,003  $1,346,556
Notes payable other                               -      30,155
Accounts payable trade                    5,158,604     601,186
Deferred revenue                            551,210     507,711
Accrued liabilities                       1,078,438     855,052
Current maturities of long-term debt        318,737      76,032
                                         ----------  ----------

Total current liabilities                 9,301,992   3,416,692
                                         ----------  ----------

Long-term debt                            3,406,838   3,044,075
                                         ----------  ----------

Commitments and contingencies                     -           -
                                         ----------  ----------

Total liabilities                        12,708,830   6,460,767
                                         ----------  ----------

Stockholders' equity:
Preferred stock, $.10 par value,
1,000,000 shares authorized; none
issued                                            -           -
Common stock, $.10 par value, 5,000,000
shares authorized; 1,391,503 and
1,388,003 shares issued and outstanding
in 2000 and 1999, respectively              139,151     138,801
Additional paid-in capital                2,017,775   2,017,250
Accumulated deficit                        (110,823)   (384,798)
                                         ----------  ----------

Total stockholders' equity                2,046,103   1,771,253
                                         ----------  ----------
                                        $14,754,933  $8,232,020
                                         ==========  ==========







            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF OPERATIONS





                                           Years Ended June 30,
                                         ----------  ----------
                                               2000        1999
                                         ----------  ----------

Net sales                               $13,392,862 $12,409,032

Cost of good sold                        10,913,690   9,802,382
                                         ----------  ----------

Gross margin                              2,479,172   2,606,650
Selling, general and administrative
 expenses                                 1,708,309   1,729,565
                                         ----------  ----------

Income from operations                      770,863     877,085
                                         ----------  ----------

Other income (expense):
Interest expense                           (501,361)   (392,970)
Interest income                              12,915      13,945
Other, net                                  131,558     172,097
                                         ----------  ----------

Total other income (expense)               (356,888)   (206,928)
                                         ----------  ----------

Income before income taxes                  413,975     670,157
Income taxes                                140,000     182,000
                                         ----------  ----------

Net income                                 $273,975    $488,157
                                         ==========  ==========



Basic net income per share                    $ .20       $ .36
                                         ==========  ==========

Diluted net income per share                  $ .16       $ .29
                                         ==========  ==========

                    OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 2000 AND 1999


                                          Common Stock           Additional
                                      ---------------------        Paid-In
Accumulated
                                        Shares       Amount        Capital
Deficit                            Total


BALANCE, June 30, 1998               1,309,670     $130,968     $1,940,500
$(872,955)  $1,198,513

Issuance of common stock for cash       40,000        4,000         76,000
-                                  80,000

Issuance of common stock for services   15,000        1,500         41,000
-                                  42,500

Retirement of common stock             (16,667)      (1,667)       (46,250)
-                                 (47,917)

Exercise of stock options               40,000        4,000          6,000
-                                  10,000

Net income                                   -            -              -
488,157                           488,157
                                     ---------     --------     ----------    -----
----   ----------
BALANCE, June 30, 1999               1,388,003      138,801      2,017,250
(384,798)                       1,771,253

Exercise of stock options                3,500          350            525
-                                     875

Net income                                   -          -                -
273,975                           273,975
                                     ---------     --------     ----------    --
-------   ---------
BALANCE, June 30, 2000               1,391,503     $139,151     $2,017,775
$(110,823)                     $2,046,103
                                     =========     ========     ==========
==========  =========



            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                           Years Ended June 30,
                                         ----------  ----------
                                               2000        1999
                                         ----------  ----------

Cash flows from operating activities:

Net income                                 $273,975    $488,157
Adjustments to reconcile net income to
net cash flows from operating
activities:
Depreciation and amortization               264,995     217,332
Deferred income taxes                       (44,000)    143,000
Common stock received in settlement               -     (47,917)
Land received in settlement                (103,000)          -
Gain on condemnation                              -    (132,500)
Loss on disposal of equipment                     -       4,500
Compensation expense common stock                 -      42,500
Receivables                              (1,529,570)    979,145
Inventories                              (4,537,980)  1,007,846
Other assets                                (18,368)    (35,134)
Accounts payable trade                    4,557,418    (349,605)
Deferred revenue                             43,499      55,050
Accrued liabilities                         223,386    (550,203)
                                         ----------  ----------

Net cash flows from operating activities   (869,645)  1,822,171
                                         ----------  ----------

Cash flows from investing activities:

Purchases of property and equipment        (566,696)   (779,457)
Investment in land                          (37,000)          -
                                         ----------  ----------

Net cash flows from investing activities   (603,696)   (779,457)
                                         ----------  ----------

Cash flows from financing activities:

(Increase) decrease Change in notes         848,447    (718,444)
payable  bank
Principal payments on long-term debt and   (124,687)   (286,821)
other notes payable
Proceeds from issuance of long-term debt    700,000           -
Proceeds on exercise of stock options           875      10,000
Proceeds from issuance of common stock            -      80,000
                                         ----------  ----------

Net cash flows from financing activities  1,424,635    (915,265)
                                         ----------  ----------

Net change in cash and cash equivalents     (48,706)    127,449
Cash and cash equivalents, beginning of
Year                                        950,907     823,458

                                         ----------  ----------

Cash and cash equivalents, end of year     $902,201    $950,907
                                         ==========  ==========



Supplemental Disclosure of Cash Flow Information:

Cash paid during the years for:

Interest                                  $460,574     $328,119

Income taxes                              $ 87,000     $  2,000












1.   Summary of Significant Accounting Policies

Nature of Business

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of whom are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business. The business designs, engineers and manufactures aviation ground support equipment serving businesses domestically and internationally.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Production inventories are stated at the lower of cost or market.
Cost is determined on the first-in, first-out (FIFO) method.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. Included in cemetery space available for sale is land held in a land trust in which a wholly-owned subsidiary of the Company is the sole beneficiary.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

Cemetery and Mausoleum Space Revenue

Under the Cemetery Care Act of the State of Illinois, the Company is required to transfer a portion of the proceeds of each sale of cemetery and mausoleum space to perpetual care trust funds. The reported net revenue has been reduced by the portion of the sales price that is required to be remitted to the perpetual care trusts.

Income on the perpetual care trust funds is recorded as cemetery revenue in the accompanying consolidated financial statements as earned. Distributions from the perpetual care trusts are used for care and maintenance of the cemetery. Expenses are recognized as incurred.

Deferred Revenue

Deferred revenue consists of pre-need contracts that include charges for services to be performed at a later date. Revenue on these services is deferred to the period in which the services are performed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to fixed assets, valuation allowances, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Environmental Costs

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

Concentrations of Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. At June 30, 2000, two customers accounted for approximately 25.4% of the accounts receivable balance.

Income Per Share

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No.
128). SFAS No. 128 establishes accounting standards for computing and presenting earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities. The adoption had no effect on previously reported income per share.

Recently Issued Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS Nos. 133 and 137 to materially affect its financial position or results of operations.


2.   Inventories

Production inventories consisted of the following:

                                               2000        1999
                                         ----------  ----------

Finished goods                             $946,038    $170,173
Work-in-progress                          2,156,847     945,782
Raw materials and trucks in stock         3,294,266     738,266
                                         ----------  ----------
                                         $6,397,151  $1,854,221
                                         ==========  ==========


Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                               2000        1999
                                         ----------  ----------
Cemetery space                             $503,794    $521,783
Mausoleum space                             125,251     113,104
                                         ----------  ----------
                                           $629,045    $634,887
                                         ==========  ==========


3.   Property and Equipment

Property and equipment consisted of the following:

                                               2000        1999
                                         ----------  ----------

Land                                       $450,000    $450,000
Land improvements                           675,125     417,344
Building and improvements                 1,826,730   1,798,692
Vehicles                                    332,023     291,836
Equipment                                 1,509,519   1,429,698
                                         ----------  ----------

                                         $4,793,397  $4,387,570
                                         ==========  ==========


Depreciation charged to operations was $258,889 in 2000 and $212,327 in 1999.



4.   Accrued Liabilities

Accrued liabilities consisted of the following:

                                               2000        1999
                                         ----------  ----------

Salaries and payroll taxes                 $314,723    $375,657
Perpetual care trust funds                  172,337     212,781
Customer deposits                            83,605      25,248
Marker and inscription costs                 81,304      79,876
Interest                                    105,638      64,851
Income taxes                                136,000      39,000
Environmental costs                          28,500      28,500
Other                                       156,331      29,139
                                         ----------  ----------
                                         $1,078,438    $855,052
                                         ==========  ==========


5.  Notes Payable Bank

The Company has a $225,000 line-of-credit of which $19,997 was unused and available at June 30, 2000. Interest is payable monthly at the prime rate (9.5% at June 30, 2000). The note is secured by the assets of a wholly-owned subsidiary and matures November 1, 2000.

The Company has two lines-of-credit totaling $2,300,000, of which $1,990,000 was outstanding at June 30, 2000. At June 30, 2000, $10,000 was unused and available and $300,000 was unused and available for the issuance of letters of credit. Advances on the $2,000,000 line-of-credit are based on 80% of eligible accounts receivable, plus 75% of the eligible truck, work-in-process and finished goods inventory, plus 50% of the eligible raw materials inventory. Interest is payable monthly at the bank's reference rate plus .75% (10.25% at June 30, 2000.). The note matures November 2, 2000, and is secured by the assets of the Company's wholly-owned subsidiary, Stinar HG, Inc., and by assignment of life insurance policies.


6.   Finance Company

A finance company finances a subsidiary's truck purchases, which are used in the production of aviation ground support equipment. At June 30, 2000, approximately $2,970,000 of truck inventory is financed with interest at 8.5%. The financing is secured by truck inventory.


7.   Long-Term Debt

Long-term debt consisted of the following:


                                               2000        1999
                                         ----------  ----------

Mortgage note payable  bank,
payable in monthly installments of
$9,350 Including interest at 8.625%,
maturing January 2002, secured by
real estate and the assets of the
Company.                                   $560,371    $616,445


Note payable - bank, payable in
monthly installments of $8,917
including interest at the bank's
reference rate plus .75% (10.25%
at June 30, 2000). The note is
secured by all the assets of
Stinar HG, Inc., and matures
November 2004.                              676,520           -


Contracts for deed, payable in
monthly installments of $8,264 and
$1,503 including interest at
8.25%, maturing with balloon
payments in June 2005, secured
by certain property.                      1,268,684   1,280,673


Other notes payable, payable in
monthly installments including
interest at 8.75%, maturing
through November 1999, secured by
equipment.                                        -       2,989

                                         ----------  ----------

Long-term debt before debentures          2,505,575   1,900,107


Convertible subordinated debentures
9% interest, due annually each
December 31, convertible into one
common share at a conversion price
equal to 75% of the mean between
the average closing "bid" and "ask"
price on each of the five trading
days prior to the conversion date,
issued to owners of the business
acquired, payable in annual
installments of $200,000 commencing
June 2001, 2002 and 2003, with the
final $100,000 payment due in June
2004, unsecured, redeemable by the
Company with ten days written notice.      $700,000    $700,000


Convertible subordinated debentures
9% interest, due annually each
December 31, convertible into one
common share for each $2.00 of the
principal amount, maturing in July
2006, unsecured, $270,000 of the
debentures were issued to an officer
and employee of the Company.                520,000     520,000
                                         ----------  ----------

                                          3,725,575   3,120,107

Less current maturities                    (318,737)    (76,032)
                                         ----------  ----------
                                         $3,406,838  $3,044,075
                                         ==========  ==========


Subsequent maturities as of June 30, 2000, are as follows:

Years Ending June 30:
      2001                                 $318,737
      2002                                  751,748
      2003                                  263,735
      2004                                  170,250
      2005                                1,701,105
      Thereafter                            520,000
                                         ----------
                                         $3,725,575
                                         ==========


8.   Environmental Costs

In 1995, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $0in 2000 and 1999, and approximately $228,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued at June 30, 2000, may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


9.   Income Taxes

The provision for income taxes consisted of the following:

                                               2000        1999
                                         ----------  ----------

Current:
 Federal                                   $168,000    $ 22,000
 State                                       16,000      17,000
                                         ----------  ----------
                                            184,000      39,000
                                         ----------  ----------
Deferred:
  Federal                                   (40,000)     39,000
  State                                      (4,000)      4,000
                                         ----------  ----------
                                            (44,000)     43,000
                                         ----------  ----------

                                           $140,000    $182,000
                                         ==========  ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                               2000        1999
                                         ----------  ----------

  Statutory U.S. federal tax rate               34%         34%
State taxes, net of federal benefit              2           2
  Utilization of deferred income tax
   assets at rates different than
   originally capitalized                        -          (5)
  Other                                         (2)         (4)
                                         ----------  ----------

                                                34%         27%
                                         ==========  ==========


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2000 and 1999:

                                               2000        1999
                                         ----------  ----------

Deferred income tax assets                 $146,000    $117,000
Deferred income tax liabilities                   -     (15,000)
  Valuation allowance                             -           -
                                         ----------  ----------
Net deferred income tax assets             $146,000    $102,000
                                         ==========  ==========



10.  Other Related Party Transactions


During the years ended June 30, 2000 and 1999, amounts paid for compliance services to entities related to the chief executive officer were $16,187 and $13,715, respectively.

The Company leases office space from an officer of the Company on a month-to-month basis at $100 per month.


11.  Benefit Plans

Certain subsidiaries of the Company participate in a multi employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $21,088 in 2000, and $20,290 in 1999.

The Company has a 401(k) profit sharing plan that covers all eligible non-union employees. Participants can elect to contribute pre-tax compensation, and effective January 1, 2000, the Company matches 50% of the first 6% of compensation contributed to the Plan. Expense for the 401(k) Plan was $45,848 in 2000 and $-0- in 1999.


12.  Stock Options

On May 18, 1990, the Board of Directors approved a Nonqualified Stock Option Plan for outside directors. Under the Plan, each outside director received options to purchase 3,500 shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. These stock options are exercisable for a period of ten years from the grant date for active board members or for a period of twelve months from the date of termination for former board members. The Company reserved 21,000 shares of common stock for issuance under the Plan, of which 14,000 shares are available for issuance.

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan, of which there were grants for 7,000 shares issued in 2000, and 168,000 shares available for future grants at June 30, 2000.

Shares subject to option are summarized as follows:



                        1990       Employee    Weighted
                        Stock      Stock       Average
                        Option     Options     Exercise
                        Plan                   Price

                       -------     -------     --------

  BALANCE,
    June 30, 1998       3,500      80,000        $.31

  Options exercised       -       (40,000)       $.25
                       ------      ------

  BALANCE,
    June 30, 1999       3,500      40,000        $.37

  Options granted         -         7,000       $2.09

  Options exercised    (3,500)         -         $.25
                       ------      ------

  BALANCE,
    June 30, 2000         -        47,000        $.63
                       ======      ======

  Options exercisable
    at:

  June 30, 1999         3,500                    $.37
                                   40,000
  June 30, 2000           -        47,000        $.63





Information regarding options outstanding at June 30, 2000, is as follows:

Type of Option    Number of   Exercise    Weighted   Weighted
                  Options     Price       Average    Average
                              Range       Exercise   Remaining
                                          Price      Contractual
Life
--------------    ---------   --------    --------   -----------

Employee Stock       47,000     $.38 -       $.63    1.5 Years
Options                         $2.30



The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been as follows:

                                               2000        1999
                                         ----------  ----------
Net Income

As reported                                $273,975    $488,157
Pro forma                                  $268,345    $488,157

The weighted average fair value of options granted was $1.22 in 2000. There were no options granted in 1999. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used for grants in 2000 were as follows:

                                               2000
                                         ----------
Risk free interest rate                        6.0%
Expected life of options                    5 Years
Expected volatility                          61.98%
Expected dividend yield                         -




13.  Trust Funds

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties.

Earnings on these perpetual care trust funds totaled $203,382 in 2000, and $184,646 in 1999.

Perpetual care trust fund assets totaled approximately $4,239,000 at June 30, 2000.

The wholly-owned subsidiaries also have a "pre-need" trust account representing revenues received for the purchase of vaults and interment services prior to the death of the decedent. The market value of the pre-need trust as of June 30, 2000 was approximately $859,000.



14.  Earnings Per Share of Common Stock Disclosures

The following tables reconcile the income and shares of the basic and diluted earnings per share computations:


2000                        Income        Shares      Per-Share
----                      ----------   -----------   -----------
                          (Numerator) (Denominator)    (Amount)
                          ----------   -----------   -----------

Basic EPS:
  Income available to
   common shareholders      $273,975     1,388,291          $.20

Effect of Dilutive
Securities:
  Employee Stock Options           -        32,453
  Convertible Debentures      74,468       729,602
  1999 Stock Option Plan           -             -
                          ----------   -----------   -----------

Diluted EPS:
  Income available to
   common shareholders
   plus assumed
   conversions              $346,443     2,150,346          $.16
                          ==========   ===========   ===========




1999                        Income        Shares      Per-Share
----                      ----------   -----------   -----------
                          (Numerator) (Denominator)    (Amount)
                          ----------   -----------   -----------

Basic EPS:
  Income available to
   common shareholders      $488,157     1,344,250          $.36

Effect of Dilutive
Securities:
  Employee Stock Options           -        34,146
  Convertible Debentures      76,900       567,154
  1999 Stock Option Plan           -         3,159
                          ----------   -----------   -----------

Diluted EPS:
  Income available to
   common shareholders
   plus assumed
   conversions              $565,057     1,948,709          $.29
                          ==========   ===========   ===========








15.  Segment Information

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant account policies. The Company evaluates performance based on profit or loss from operations before income taxes. Revenues derived by geographic location is deemed impractical, and therefore not disclosed. Financial information by industry segment as of and for the years ended June 30, 2000 and 1999, is summarized as follows:

                          Cemeteries     Aviation        Total
                                         Ground
                                         Support
                                         Equipment
                          ----------   -----------   -----------

2000
----
Net sales - external      $2,859,609   $10,533,253   $13,392,862
Depreciation and
  Amortization                99,283       165,712       264,995
Interest expense                 152       333,705       333,857
Segment operating profit     782,657       (99,731)      682,926
Segment assets             3,393,904    11,818,097    15,212,001
Expenditures for segment
  fixed assets               351,656       215,040       566,696

1999
----
Net sales - external      $2,790,195    $9,618,837   $12,409,032
Depreciation and
  amortization                91,021       126,311       217,332
Interest expense               1,302       231,208       232,510
Segment operating profit     877,801       140,827     1,018,628
Segment assets             3,072,662     5,408,274     8,480,936
Expenditures for segment
  fixed assets               267,634       511,823       779,457


Reconciliation of segment profit to consolidated income before income taxes is as follows:

                                               2000        1999
                                         ----------  ----------

Total profit for reportable
  segments                                 $682,926   1,018,628
Unallocated amounts:
Interest expense                           (167,504)   (160,460)
Other corporate expenses                   (209,877)   (245,601)
Other corporate income                      108,430      57,590
                                         ----------  ----------
Income before income taxes                 $413,975    $670,157
                                         ==========  ==========


Reconciliation of segment assets to consolidated assets is as follows:

                                               2000        1999
                                         ----------  ----------

Total segment assets                    $15,212,001  $8,480,936
Other assets                                192,189     196,227
Elimination of receivable from
  holding company                          (649,257)   (445,143)
                                         ----------  ----------
Total assets                            $14,754,933  $8,232,020
                                         ==========  ==========



The results of operations of the airline ground equipment business are reflected in the Company's operations beginning July
1, 1998 (see Note 2).

Segment profit represents segment revenues less directly related operating expenditures of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation, and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.

Approximately 32.9% of aviation ground support equipment net sales were to foreign entities in 2000.


16.  Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at June 30, 2000, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long-term debt and other notes payable - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.


17.  Research and Development

Research and development expense charged to operations were $73,036 in 2000 and $0 in 1999.


18.  Other Income

Included in 2000 other income is a litigation settlement with a former officer of the Company for $103,000.

Included in 1999 other income is a settlement with the Illinois
Department of Transportation regarding condemnation of property for $132,500.


19.  Reclassifications

Certain reclassifications were made to the 1999 consolidated financial statements to conform to the 2000 presentation which had no effect on net income.













                             APPENDIX B

                         INVESTOR INFORMATION
INVESTOR INFORMATION

Officers and Directors

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Hugh H. McDaniel
Director

Independent Auditors

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota

Legal Counsel

Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota

Transfer Agent and Register

Correspondence regarding stock holdings and changes of address should be directed to the transfer agent at the following departments:

For general inquiries, changes of address and consolidation of shareholder accounts:

   Chemical Mellon Shareholder Services, L.L.C.
   Recordkeeping  Services
   PO Box 590
   Ridgefield Park, NJ  07660

For transfer of certificates:

   Chemical Mellon Shareholder Services, L.L.C.
   Stock Transfer Department
   PO Box 469
   Washington Bridge Station
   New York, NY  10033

For replacement of lost stock certificates:

   Chemical Mellon Shareholder Services, L.L.C.
   Estoppel Department
   PO Box 467
   Washington Bridge Station
   New York, NY  10033


Common Stock

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets". Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

As of June 30, 2000 there were approximately 1,802 shareholders of record of the Company's common stock.

Stock Prices
Years Ended June 30,                  2000                  1999
                                   High      Low            High
Low


First  quarter                     7.00      2.31           3.50
1.59
Second  quarter                    4.75      1.75           4.50
1.75
Third  quarter                     2.25       .75           4.00
2.63
Fourth  quarter                    1.97       .88           4.25
2.06



Dividend Policy

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future.

Form 10-K

Copies   of  Oakridge  Holdings,  Inc.  annual  report  to   the
Securities and Exchange Commission on Form 10-K may be obtained by contacting:

   Robert C. Harvey
   4810 120th Street West
   St. Paul, Minnesota  55124-8628
   (952) 686-5495 Phone
   (952) 686-5427 Fax

Financial Information

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the Corporate office.

Annual Meeting of Shareholders

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for January
29, 2001 at 11:00 a.m. at Oppenheimer Wolff & Donnelly, Plaza
VII, 45 South Seventh Street, Suite 3400, Minneapolis,
Minnesota.